As filed with the U.S. Securities and Exchange Commission on January 4, 2007
Registration No. 333-138986

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NaviSite, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2137343
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification Number)

400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Arthur P. Becker
Chief Executive Officer and President
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas B. Rosedale BRL Law Group LLC 31 St. James Avenue, Suite 850 Boston, MA 02116 (617) 399-6931	Anna T. Pinedo Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104 (212) 468-8179

Approximate date of commencement of proposed sale to the public: As soon as possible after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	Per Share(2)	Price(2)	Registration Fee
Common stock, par value $0.01 per share	13,110,000	$6.215	$81,478,650	$6,320(3)

(1)	This Registration Statement also relates to such indeterminate number of additional shares of the registrant’s common stock as may become issuable in the event of a stock dividend, reverse stock split, split-up, recapitalization or other similar event.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of the Company’s common stock on the Nasdaq Capital Market on December 26, 2006.

(3)	Pursuant to Rule 457(p), $5,406.07 of the registration fee is offset by amounts paid under the Registrant’s previous Registration Statement on Form S-2 (No. 333-112087) originally filed on January 22, 2004, which was subsequently withdrawn on March 21, 2006. A registration fee of $3,458 was previously offset in connection with the original filing on November 28, 2006 for the registration of 8,806,873 shares at a per share price of $3.67. The registration fee of $2,862 for the additional 4,303,127 shares registered hereby is based on a per share price of $6.215.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 4, 2007

11,400,000 Shares

Common Stock
$      per share

The selling stockholders identified in this prospectus are offering 11,400,000 shares of common stock of NaviSite, Inc. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders.

The common stock is listed on the Nasdaq Capital Market under the symbol “NAVI.” On January 3, 2006, the last reported sale price for the common stock on the Nasdaq Capital Market was $6.39 per share.

Investing in the common stock involves risks.  See “Risk Factors” beginning on page 7.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds to the selling stockholders	$	$

The selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 1,710,000 additional shares from the selling stockholders within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Thomas Weisel Partners LLC

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Prospectus Summary

You should read the following summary together with the more detailed information appearing elsewhere in this prospectus and the financial statements and related notes and other information incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” before investing in our common stock. All references to “we,” “our,” “us,” and “NaviSite” refer to NaviSite, Inc. and its direct and indirect subsidiaries.

Our Business

NaviSite, Inc. is a leading provider of outsourced IT services, including application management, hosting and professional services for mid- to large-sized companies and organizations. We use our technology, expertise and off-shore delivery capabilities to deliver high quality, cost-effective and flexible solutions that provide responsive and predictable levels of service to our customers throughout the information technology lifecycle. We believe that focusing on our global delivery approach and process automation capabilities will permit our customers to achieve significant savings and improve their operations. Our proprietary application services platform, NaviViewtm, enables us to provide highly efficient, and customized management of enterprise applications and information technology. We also use this platform to enable software to be delivered on-demand over the Internet, providing our customers with an alternative delivery model to the traditional licensed software model.

The depth of our expertise and scale of our infrastructure allows us to meet an expanding set of needs as our customers’ software applications become more complex and we increasingly become the sole manager of our customers’ outsourced applications. We are dedicated to quality and our services meet rigorous standards, including SAS 70, Microsoft Gold, and Oracle Certified Partner certifications.

Our application management services include:

•	Application Management Services—We provide defined, end-to-end services including functional and technical support, monitoring, diagnostics and problem resolution for both enterprise applications and the related infrastructure. We offer these services for specific packaged applications, including Oracle, PeopleSoft, Microsoft Dynamics, Siebel and J.D. Edwards.

•	Managed Messaging—Our services portfolio includes several outsourced messaging options. We offer bundled and custom services and a private label offering for channel partners and value added resellers. We provide Microsoft Exchange and Lotus Notes support with options for mobile device integration using RIM Blackberry and Good Technology Goodlink for Palm Treo and other PDAs.

•	Software as a Service—Using our NaviViewtm platform, we enable software vendors to provide their applications to business or end-users in an on-demand or subscription model.

•	Development Services—We provide our customers with eBusiness/Web solutions, enterprise integration, business intelligence, content management and user interface design.

•	Custom Services—We help organizations plan, develop, and manage their complete portfolio of custom and web-based applications.

Our hosting services include:

•	Managed Services—We provide support for a broad range of hardware and software platforms. Our services include business continuity and disaster recovery, connectivity, content distribution and digital streaming, database administration and performance tuning, desktop support, hardware management, monitoring, network management, security management, server and operating system management and storage management.

•	Content Delivery—We operate and provide a broad array of content distribution and acceleration services. These services are offered from our content delivery network which consists of strategically located distribution sites and our proprietary, patented technologies. These services are designed to support the needs of the electronic software distribution, gaming, media and streaming video markets.

•	Colocation—We provide customized options for physical data center space with redundant environmental controls and network connectivity to support the high availability requirements of our customers’ enterprise IT environments.

Our professional services include:

•	Our experts assist organizations to plan, implement, maintain and optimize scalable, business-driven software solutions for leading enterprise software applications, such as Oracle, PeopleSoft, J.D. Edwards and Siebel Systems.

We provide these services to a range of vertical industries, including financial services, healthcare and pharmaceutical, manufacturing and distribution, publishing, media and communications, business services, public sector and software, through our direct sales force and sales channel relationships. We currently service approximately 940 hosted customers. Our hosted customers predominantly enter into service agreements for a term of one to three years, which provide for a solid foundation of monthly recurring revenue.

Our infrastructure has been designed specifically to meet the demanding technical requirements of our customers. We provide our services across Windows, Unix and Linux platforms. Our infrastructure, together with our trained and experienced staff, enables us to offer market-leading levels of service backed by contractual guarantees.

We currently operate in 13 data centers in the United States and one data center in the United Kingdom. Our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. We combine our internally developed application management platform with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they are able to disrupt our customers’ operations.

Our Industry

In 2006, International Data Corp., or IDC, a market research firm, estimated that the hosted application management services and web hosting markets would reach $18 billion by 2010. According to IDC, U.S. hosted application management services spending is expected to grow from $1.2 billion in 2005 to $3.4 billion in 2010, representing a compound annual growth rate of approximately 22%. They further estimated that U.S. web hosting services revenue would increase from $6.9 billion in 2005 to $14.5 billion in 2010, representing a compound annual growth rate of approximately 16%.

We believe that our services are particularly attractive to mid-market businesses, which, according to IDC, is the fastest growing sector of the US outsourcing services industry and is expected to grow at a 12% compound annual growth rate through 2010. The trend toward outsourced hosting and management of information technology infrastructure and applications by mid-market companies and organizations is driven by a number of factors, including:

•	developments by major hardware and software vendors that facilitate outsourcing;

•	the need to improve the reliability, availability and overall performance of Internet-enabled applications as they increase in importance and complexity;

•	the need to focus on core business operations;

•	challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and

•	the increasing complexity of managing the operations of Internet-enabled applications.

Notwithstanding increasing demand for these services, we believe the number of providers has decreased over the past three years, primarily as a result of industry consolidation. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of outsourced IT services for mid-market companies and organizations. Key elements of our strategy are to:

Continue to broaden our service offerings. We believe that customers will increasingly seek single source providers of multiple outsourced IT solutions as technology becomes more complex and the need for integration increases. We will continue to broaden our service offerings to compete more effectively with larger providers of IT outsourcing while maintaining the flexibility and high service levels that our current customer base has come to expect. We also intend to increase the value of our offerings by expanding our capabilities to support new applications for enterprise solutions, content delivery and acceleration and mobile devices. By growing our professional services and channel relationships, we will more effectively deliver to our customers a full range of services for Oracle, PeopleSoft, Microsoft, Siebel and J.D. Edwards solutions. With these additional services we will be able to provide more comprehensive end-to-end solutions to our customers.

Expand our global delivery capabilities. Global delivery of information technology services is an integral component of our long-term strategy. By focusing on a global delivery platform, we will be able to continue to deliver superior services and technical expertise at a competitive cost and enhance the value we provide to our customers.

Improve operating margins through efficiencies. We have made significant improvements to our overall cost structure during the last twelve months. We will continue to improve operating margins as we grow revenue and improve the efficiency of our operations. As we grow, we will take advantage of our existing infrastructure capacity, our NaviViewtm platform and our automated processes. We also intend to incorporate new and emerging technologies, such as virtualization, grid computing and service-oriented architectures, to continue to improve our operating efficiencies. Because of the fixed cost nature of our infrastructure, increased customer revenue will result in incremental improvements in our operating margins.

Continue to provide excellent customer service. We are committed to providing all of our customers with a high level of customer support. Through the acquisition of several businesses we have had the benefit of consolidating consistent, high quality account management and customer support practices with our existing business to ensure that we are achieving this goal and continuing to expand upon it.

Grow through disciplined acquisitions. We intend to derive a portion of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets. By relying on our experience in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We intend to acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to take advantage of our existing technical and physical infrastructure.

Corporate Information

Our principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and our telephone number is (978) 682-8300. Our website can be found at www.navisite.com. The information available on, or that can be accessed through, our website is not a part of this prospectus. Our common stock now trades on the Nasdaq Capital Market under the trading symbol “NAVI”.

The Offering

Common stock offered by the selling stockholders	11,400,000 shares

Common stock to be outstanding after the offering	33,199,479 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders in this offering. Any proceeds received by us in connection with the exercise of warrants to purchase common stock by the selling stockholders will be used for general corporate and working capital purposes.

Nasdaq Capital Market symbol	NAVI

The number of shares of our common stock outstanding after this offering is based on 29,324,529 shares outstanding as of December 29, 2006 and excludes:

•	6,848,130 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $2.97 per share, under our Amended and Restated 2003 Stock Incentive Plan;

•	127,804 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $2.63 per share, under our 1998 Equity Incentive Plan; and

•	3,931,461 additional shares of common stock reserved for future issuance under all of our stock plans.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters and no exercise of outstanding options or warrants to purchase shares of common stock, other than the warrants held by SPCP Group, L.L.C. and SPCP Group III LLC, two affiliates of Silver Point Finance, LLC, which we expect will be exercised in part for a net aggregate of 2,500,000 shares of our common stock, all of which will be included in this offering.

Summary Consolidated Financial Data

The following tables present our summary financial information. You should read the summary consolidated financial data set forth below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included later in this prospectus, and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The summary consolidated financial data presented below for each of the five years in the period ended July 31, 2006 has been derived from our audited financial statements incorporated by reference in this prospectus. The summary consolidated financial data presented below for each of the three month periods ended October 31, 2006 and 2005 has been derived from our unaudited financial statements incorporated by reference in this prospectus. Historical results are not necessarily indicative of results of any future period and interim results are not necessarily indicative of full year results.

	Year Ended July 31,					Three Months Ended October 31,
	2006	2005	2004	2003	2002	2006	2005
	(in thousands, except per share data)

Statements of Operations Data:
Revenue	$108,844	$109,731	$91,126	$75,281	$40,968	$28,446	$25,410
Revenue, related parties	243	132	46	1,310	18,453	94	30

Total revenue	109,087	109,863	91,172	76,591	59,421	28,540	25,440

Cost of revenue	75,064	80,227	68,379	70,781	67,000	19,243	17,677
Impairment, restructuring and other	–	383	917	–	68,317	–	–

Total cost of revenue	75,064	80,610	69,296	70,781	135,317	19,243	17,677

Gross profit (loss)	34,023	29,253	21,876	5,810	(75,896)	9,297	7,763

Operating expenses:
Selling and marketing	14,756	12,993	10,642	6,910	14,984	3,633	3,249
General and administrative	21,787	23,600	24,714	20,207	19,272	5,297	5,885
Impairment, restructuring and other	1,373	2,662	5,286	8,882	(2,633)	(287)	–

Total operating expenses	37,916	39,255	40,642	35,999	31,623	8,643	9,134

Income (loss) from operations	(3,893)	(10,002)	(18,766)	(30,189)	(107,519)	654	(1,371)
Other income (expense):
Interest income	283	61	126	851	1,060	42	28
Interest expense	(9,585)	(7,590)	(3,181)	(43,403)	(14,718)	(3,238)	(1,977)
Other income (expense), net	437	2,785	468	(733)	(516)	192	143
Income tax expense	(1,173)	(1,338)	(1)	(153)	–	(293)	(293)

Net loss	$(13,931)	$(16,084)	$(21,354)	$(73,627)	$(121,693)	$2,643	$3,470

Per common share:.
Basic and diluted:
Net loss	$(0.49)	$(0.57)	$(0.85)	$(6.32)	$(22.30)	$(0.09)	$(0.12)

Basic and diluted weighted average number of common shares outstanding	28,601	28,202	25,160	11,654	5,457	29,039	28,481

Balance Sheet Data:
Working capital (deficit)	$(9,072)	$(77,560)	$(36,711)	$(16,301)	$16,516	$(8,959)	$(9,072)
Total assets	102,409	101,177	123,864	69,371	53,534	100,309	102,409
Long-term obligations	70,817	5,515	50,224	13,577	28,073	70,563	70,817
Stockholders’ equity (deficit)	(1,976)	(2,672)	11,082	16,879	8,544	(3,505)	(1,976)
Other Data:
Adjusted EBITDA(1)	$16,436	$10,854	$4,717	$(7,893)	$(21,702)	$5,278	$2,947

(1)	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We also exclude impairment, non-cash stock-based compensation and one-time charges from adjusted EBITDA, as such items may be considered to be of a non-operational nature. We present adjusted EBITDA because we believe that adjusted EBITDA provides investors with a useful supplemental measure of our operating and financial performance. Management uses adjusted EBITDA to assist in evaluating our actual and expected operating and financial performance. We believe that it is useful to investors to provide disclosure of our operating results on the same basis as that used by our management. We also believe that adjusted EBITDA and similar variations of EBITDA are non-GAAP measures that are widely used by other companies in our industry and the presentation of adjusted EBITDA can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, taxes, interest and other items that do not directly affect our operating performance. EBITDA does not have any standardized definition and therefore may not be comparable to similar measures presented by other reporting companies. These non-GAAP results should not be evaluated in isolation of, or as a substitute for, our financial results prepared in accordance with GAAP.

A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is set forth below:

						Three Months
						Ended
	Year Ended July 31,					October, 31
	2006	2005	2004	2003	2002	2006	2005
	(in thousands)

Reconciliation of Net Loss to Adjusted EBITDA:
Net Loss	$(13,931)	$(16,084)	$(21,354)	$(73,628)	$(121,693)	$(2,643)	$(3,470)
Plus:
Taxes	1,173	1,338	1	153	–	293	293
Depreciation/Amortization	13,205	14,684	12,898	14,148	20,649	3,803	3,078
Interest, net	9,302	7,529	3,055	42,552	13,658	3,196	1,949

EBITDA	9,749	7,467	(5,400)	(16,775)	(87,386)	4,649	1,850
Plus:
Stock Compensation	4,358	769	473	–	–	829	1,087
Impairment/Severance	1,729	4,670	7,162	8,882	65,684	(200)	10
Litigation and gain on sale of MBS practice	–	(2,052)	2,482	–	–	–	–
Form S-2 Transaction Fees	600	–	–	–	–	–	–

Adjusted EBITDA	$16,436	$10,854	$4,717	$(7,893)	$(21,702)	$5,278	$2,947

Risk Factors

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business

We have a history of losses and may never achieve or sustain profitability.

We have never been profitable and may never become profitable. As of October 31, 2006, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $472.5 million. During the fiscal quarter ended October 31, 2006, we had a net loss of approximately $2.6 million. We anticipate that we will continue to incur net losses in the future. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations.

Our financing agreement with Silver Point Finance, LLC includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business.

As of October 31, 2006, we owed Silver Point Finance, LLC approximately $71.2 million under our financing agreement. The financing agreement:

•	restricts our ability to create or incur additional indebtedness;

•	restricts our ability to create, incur, assume or permit to exist any lien or security interest in any of our assets, excluding certain limited exemptions;

•	restricts our ability to make investments including joint ventures, with certain limited exemptions;

•	requires that we meet financial covenants for fixed charges, leverage, adjusted EBITDA, capital expenditures and minimum bookings;

•	restricts our ability to enter into any transaction of merger, consolidation or liquidation;

•	restricts our ability to enter into any transaction with any holder of more than 5% of any class of capital stock except in the ordinary course of business; and

•	restricts our ability to amend our organizational documents.

If we breach our senior secured term loan facility with Silver Point Finance, LLC, a default could result. A default, if not waived, could result in, among other things, us not being able to borrow additional amounts from Silver Point Finance, LLC. In addition, all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. Our senior secured term loan facility with Silver Point Finance, LLC requires us to make interest-only payments in consecutive quarterly installments, which began in July 2006, and to repay the principal amounts in consecutive quarterly installments of increasing amounts beginning on April 30, 2007. All remaining amounts due and outstanding under the financing agreement are due to be repaid in full by April 11, 2011. In addition, our senior secured term loan facility with Silver Point Finance, LLC exposes us to interest rate fluctuations which could significantly increase the interest we pay Silver Point Finance, LLC. We are required, under our senior secured term loan facility with Silver Point Finance, LLC, to purchase interest rate protection which shall effectively limit the unadjusted LIBOR component of the interest costs of our loan with respect to not less than 70% of the principal amount at a rate of not more than 6.5% per annum. Had our senior secured term loan facility with Silver Point Finance, LLC been outstanding for the full fiscal year, a hypothetical 100 basis point increase in our LIBOR rate would have resulted in approximately a $0.7 million increase in our interest expense for the fiscal year ended July 31, 2006.

A significant portion of our revenue comes from one customer and, if we lost this customer, it would have a significant adverse impact on our business results and cash flows.

The New York State Department of Labor represented approximately 9%, 8% and 12% of our consolidated revenue for the fiscal years ended July 31, 2006, 2005 and 2004, respectively, and 8% and 10% of our consolidated revenue for the fiscal quarters ended October 31, 2006 and 2005, respectively. We have multiple contracts with the New York State Department of Labor. For the fiscal quarter ended October 31, 2006, the contract relating to the America’s Job Bank program represented approximately 77% of our consolidated revenue from the New York State Department of Labor, and the contract relating to the America’s One Stop Operating System program represented approximately 23% of our consolidated revenue from the New York State Department of Labor.

The New York State Department of Labor has been a long-term customer of ours, but we cannot assure you that we will be able to retain all of our contracts with this customer. We also cannot assure you that we will be able to maintain the same levels of service to this customer or that our revenue from this customer will not significantly decline in future periods. On August 16, 2005, we entered into a new agreement with the New York State Department of Labor with a two year term which is set to expire on June 14, 2007. The New York State Department of Labor is not obligated under our new agreement to buy a minimum amount of services from us or designate us as its sole supplier of any particular service. Further, The New York State Department of Labor has the right to terminate the new agreement at any time by providing us with 60 days notice.

We have been notified by the New York Department of Labor that funding for the America’s Job Bank program will cease at the expiration of our current contract. We have begun making preparations to continue the program and service it without government funding and expect to receive revenues from advertising placement as well as other ancillary services, but we cannot assure you that revenue will remain at the same level or that cash flows will not be adversely impacted.

Atlantic Investors, LLC may have interests that conflict with the interests of our other stockholders and, as our majority stockholder, can prevent new and existing investors from influencing significant corporate decisions.

Atlantic Investors, LLC owned approximately 59% of our outstanding capital stock as of September 30, 2006. Following the closing of our senior secured term loan facility with Silver Point Finance, LLC on April 11, 2006, Atlantic Investors, LLC’s ownership was approximately 43% on a fully diluted basis. In addition on January 2, 2007, Atlantic Investors, LLC converted a promissory note with principal and accrued interest of approximately $3.9 million into 1,374,950 shares of our common stock to sell in this offering. Atlantic Investors, LLC has the power, acting alone, to elect a majority of our Board of Directors and has the ability to control our management and affairs and determine the outcome of any corporate action requiring stockholder approval. Regardless of how our other stockholders may vote, Atlantic Investors, LLC has the ability to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction. Under Delaware law, Atlantic Investors, LLC is able to exercise its voting power by written consent, without convening a meeting of the stockholders. Atlantic Investors, LLC’s ownership of a majority of our outstanding common stock may have the effect of delaying, deterring or preventing a change in control of us or discouraging a potential acquirer from attempting to obtain control of us, which could adversely affect the market price of our common stock.

Members of our management group also have significant interests in Atlantic Investors, LLC, which may create conflicts of interest.

Some of the members of our management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, our Chairman of the Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Arthur P. Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC. As a result, these NaviSite officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, LLC, which in turn may have interests that conflict with the interests of our other stockholders.

Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings.

In connection with our financing agreement with Silver Point Finance, LLC, we issued warrants to SPCP Group, L.L.C. and SPCP Group III LLC, two affiliates of Silver Point Finance, LLC, to purchase an aggregate of 3,514,933 shares of our common stock. If the warrants are exercised, Silver Point Finance, LLC may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. Silver Point Finance, LLC has informed us that its affiliates, SPCP Group, L.L.C. and SPCP Group III LLC, plan to exercise the warrants in part to acquire 2,500,000 shares of our common stock to be sold in this offering. Our stockholders will also experience dilution to the extent that additional shares of our common stock are issued in potential future acquisitions or financings.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned.

Since December 2002, we have acquired Clear Blue Technologies Management, Inc. (“CBTM”) (accounted for as an “as if pooling”), Avasta, Inc., Conxion Corporation, selected assets of Interliant, Inc., all of the shares of ten wholly-owned subsidiaries of Clear Blue Technologies, Inc. (“CBT”) (accounted for as an “as if pooling”) and substantially all of the assets and liabilities of Surebridge, Inc. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

•	difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;

•	difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;

•	diversion of management’s attention in connection with both negotiating the acquisitions and integrating the businesses;

•	strain on managerial and operational resources as management tries to oversee larger operations;

•	inability to retain and motivate management and other key personnel of the acquired businesses;

•	exposure to unforeseen liabilities of acquired companies;

•	potential costly and time-consuming litigation, including stockholder lawsuits;

•	potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;

•	the need to incur additional debt or use cash; and

•	the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business. In addition, our limited operating history with our current structure resulting from recent acquisitions makes it very difficult for us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline.

Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers’ specifications or expectations could result in:

•	delayed or lost revenue;

•	requirements to provide additional services to a customer at reduced charges or no charge;

•	negative publicity about us, which could adversely affect our ability to attract or retain customers; and

•	claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible.

We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers.

Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their websites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3 Communications Inc. and Global Crossing as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful.

We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including International Business Machines Corp. (“IBM”), Microsoft Corp. (“Microsoft”) and Oracle Corp. (“Oracle”). Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail which would impair our ability to provide guaranteed levels of service and could result in significant operating losses.

To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

•	require us to spend substantial amounts of money to replace equipment or facilities;

•	entitle customers to claim service credits or seek damages for losses under our service level guarantees;

•	cause customers to seek alternate providers; or

•	impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers’ needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers.

Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems, Inc., F5 Networks, Inc., Microsoft and Oracle. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems.

A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer’s personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation.

We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management’s attention and require us to expend significant financial resources.

We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management’s attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as “spamming,” can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers.

We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our Chief Executive Officer and President, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past three years, we have had reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event of future reductions or departures of employees, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline.

Our quarterly operating results have previously varied, and may continue to vary, significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

•	a reduction of market demand and/or acceptance of our services;

•	an oversupply of data center space in the industry;

•	our ability to develop, market and introduce new services on a timely basis;

•	the length of the sales cycle for our services;

•	the timing and size of sales of our services, which depends on the budgets of our customers;

•	downward price adjustments by our competitors;

•	changes in the mix of services provided by our competitors;

•	technical difficulties or system downtime affecting the Internet or our hosting operations;

•	our ability to meet any increased technological demands of our customers; and

•	the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected.

We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail.

The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which led to the failure, in the last few years, of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed IT services.

If we do not respond to rapid changes in the technology sector, we will lose customers.

The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability necessary to capture increased market share or maintain our market share.

We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed IT services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

•	develop and expand their network infrastructure and service offerings more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily; or

•	devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability necessary to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets.

We operate a data center in the United Kingdom. Revenue from our foreign operations accounted for approximately 4% of our total revenue during the fiscal year ended July 31, 2006. We recently expanded our operations to India, which could eventually broaden our customer service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

•	unexpected changes in regulatory, tax and political environments;

•	longer payment cycles and problems collecting accounts receivable;

•	geopolitical risks such as political and economic instability and the possibility of hostilities among countries or terrorism;

•	reduced protection of intellectual property rights;

•	fluctuations in currency exchange rates or imposition of restrictive currency controls;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	challenges in staffing and managing foreign operations;

•	employment laws and practices in foreign countries;

•	laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and

•	significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities.

It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.

Risks Relating to this Offering

The price of our common stock has been volatile, and may continue to experience wide fluctuations.

Since January 2005, our common stock has closed as low as $1.19 per share and as high as $6.97 per share. The trading price of our common stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this prospectus. Fluctuations in the market price of our common stock may cause an investor in our common stock to lose some or all of its investment.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover.

Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

•	authorize the board to issue preferred stock without stockholder approval;

•	prohibit cumulative voting in the election of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

A large number of shares may be sold in the market following this offering, which may cause the price of our common stock to decline.

Our common stock has had limited trading activity. We cannot predict the extent to which investor interest in our stock will lead to the development of a more active trading market, how liquid that market might become or whether it will be sustained. As a result, sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the price of our common stock to decline. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that the members of our Board of Directors, our executive officers and the selling stockholders have entered into with the underwriters. Lock-up agreements with our directors and executive officers will restrict holders of approximately 2,300,000 shares of our common stock from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of this prospectus without the prior written consent of CIBC World Markets Corp. and Thomas Weisel Partners LLC. Lock-up agreements with the selling stockholders, other than Waythere, Inc. and SPCP Group, L.L.C. and SPCP Group III LLC, will restrict them from selling, pledging or otherwise disposing of an aggregate of approximately 23,000,000 shares of our common stock for a period of 270 days following the date of this prospectus, except that 90 days after the date of this prospectus, the lock-up will no longer apply to a total of 1,000,000 shares of common stock held by each selling stockholder and 180 days after the date of this prospectus, the lock-up will no longer apply to a total of 2,000,000 shares of common stock held by each selling stockholder. A lock-up agreement with Waythere, Inc. restricts it from selling, pledging or otherwise disposing of an aggregate of approximately 2,200,000 shares of our common stock for a period ending on the earliest of (a) January 31, 2007; (b) the date on which we notify the selling stockholders that we are no longer contemplating consummating an offering prior to January 31, 2007; and (c) the date on which this offering is consummated. A lock-up agreement with SPCP Group, L.L.C. and SPCP Group III LLC restricts them from selling, pledging or otherwise disposing of an aggregate of approximately 3,500,000 shares of our common stock for a period of approximately 180 days beginning December 15, 2006. However, CIBC World Markets Corp. and Thomas Weisel Partners LLC may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements at any time. Upon the expiration of the lock-up agreements, approximately 19,600,000 shares of our common stock previously covered by the lock-up agreements will be eligible for sale into the public market under Rule 144 of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Information

Some of the statements under sections entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus and in the documents incorporated herein by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and may involve unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements including, but not limited to prospects for future market growth. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

Although we believe that the expectations in the forward-looking statements contained in, or incorporated by reference, in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are based on our current expectations, and we disclaim any obligation to update these forward-looking statements for subsequent events or to explain why actual results differ unless otherwise required by law. You should not place undue reliance on these forward-looking statements.

Use of Proceeds

We will not receive any proceeds from the sale by the selling stockholders of any shares of common stock covered by this prospectus. The selling stockholders will receive all of the proceeds from any sales of such shares. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of such shares; provided, however, that we must reimburse the selling stockholders for the reasonable fees and disbursements of one law firm. We will also reimburse Waythere, Inc. for underwriting discounts and commissions paid in excess of $0.05 per share for the first $4.00 of the offering price per share and for 50% of the underwriting discounts and commissions paid in excess of $0.05 per share above the $4.00 offering price per share. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing and filing fees, and fees and expenses of our counsel and our accountants.

Silver Point Finance, LLC has informed us that its affiliates, SPCP Group, L.L.C. and SPCP Group III LLC, plan to exercise warrants to purchase 2,500,000 shares of our common stock to be sold in this offering. Any cash received by us upon payment of the exercise price by SPCP Group, L.L.C. and SPCP Group III LLC will be used for general corporate and working capital purposes.

Selected Consolidated Financial Data

The following tables present our selected consolidated financial data. You should read the selected consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included later in this prospectus, and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The selected consolidated financial data presented below for each of the five years in the period ended July 31, 2006 has been derived from our audited financial statements incorporated by reference in this prospectus. The selected consolidated financial data presented below for each of the three month periods ended October 31, 2006 and 2005 has been derived from our unaudited financial statements incorporated by reference in this prospectus. Historical results are not necessarily indicative of results of any future period and interim results are not necessarily indicative of full year results.

	Year Ended July 31,					Three Months Ended October 31,
	2006	2005	2004	2003	2002	2006	2005
	(in thousands, except per share data)

Statements of Operations Data:
Revenue	$108,844	$109,731	$91,126	$75,281	$40,968	$28,446	$25,410
Revenue, related parties	243	132	46	1,310	18,453	94	30

Total revenue	109,087	109,863	91,172	76,591	59,421	28,540	25,440

Cost of revenue	75,064	80,227	68,379	70,781	67,000	19,243	17,677
Impairment, restructuring and other	–	383	917	–	68,317	–	–

Total cost of revenue	75,064	80,610	69,296	70,781	135,317	19,243	17,677

Gross profit (loss)	34,023	29,253	21,876	5,810	(75,896)	9,297	7,763

Operating expenses
Selling and marketing	14,756	12,993	10,642	6,910	14,984	3,633	3,249
General and administrative	21,787	23,600	24,714	20,207	19,272	5,297	5,885
Impairment, restructuring and other	1,373	2,662	5,286	8,882	(2,633)	(287)	–

Total operating expenses	37,916	39,255	40,642	35,999	31,623	8,643	9,134

Income (loss) from operations	(3,893)	(10,002)	(18,766)	(30,189)	(107,519)	654	(1,371)
Other income (expense):
Interest income	283	61	126	851	1,060	42	28
Interest expense	(9,585)	(7,590)	(3,181)	(43,403)	(14,718)	(3,238)	(1,977)
Other income (expense), net	437	2,785	468	(733)	(516)	192	143
Income tax expense	(1,173)	(1,338)	(1)	(153)	–	(293)	(293)

Net loss	$(13,931)	$(16,084)	$(21,354)	$(73,627)	$(121,693)	$2,643	$3,470

Per common share:
Basic and diluted:
Net loss	$(0.49)	$(0.57)	$(0.85)	$(6.32)	$(22.30)	$(0.09)	$(0.12)

Basic and diluted weighted average number of common shares outstanding	28,601	28,202	25,160	11,654	5,457	29,039	28,481

Balance Sheet Data:
Working capital (deficit)	$(9,072)	$(77,560)	$(36,711)	$(16,301)	$16,516	$(8,959)	$(9,072)
Total assets	102,409	101,177	123,864	69,371	53,534	100,309	102,409
Long-term obligations	70,817	5,515	50,224	13,577	28,073	70,563	70,817
Stockholders’ equity (deficit)	(1,976)	(2,672)	11,082	16,879	8,544	(3,505)	(1,976)
Other Data:
Adjusted EBITDA(1)	$16,436	$10,854	$4,717	$(7,893)	$(21,702)	$5,278	$2,947

(1)	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We also exclude impairment, non-cash stock-based compensation and one-time charges from adjusted EBITDA, as such items may be considered to be of a non-operational nature. We present adjusted EBITDA because we believe that adjusted EBITDA provides investors with a useful supplemental measure of our operating and financial performance. Management uses adjusted EBITDA to assist in evaluating our actual and expected operating and financial performance. We believe that it is useful to investors to provide disclosure of our operating results on the same basis as that used by our management. We also believe that adjusted EBITDA and similar variations of EBITDA are non-GAAP measures that are widely used by other companies in our industry and the presentation of adjusted EBITDA can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, taxes, interest and other items that do not directly affect our operating performance. EBITDA does not have any standardized definition and therefore may not be comparable to similar measures presented by other reporting companies. These non-GAAP results should not be evaluated in isolation of, or as a substitute for, our financial results prepared in accordance with GAAP.

A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is set forth below:

						Three Months
						Ended
	Year Ended July 31					October, 31
	2006	2005	2004	2003	2002	2006	2005
	(in thousands)

Reconciliation of Net Loss to Adjusted EBITDA:
Net Loss	$(13,931)	$(16,084)	$(21,354)	$(73,628)	$(121,693)	$(2,643)	$(3,470)
Plus:
Taxes	1,173	1,338	1	153	–	293	293
Depreciation/Amortization	13,205	14,684	12,898	14,148	20,649	3,803	3,078
Interest, net	9,302	7,529	3,055	42,552	13,658	3,196	1,949

EBITDA	9,749	7,467	(5,400)	(16,775)	(87,386)	4,649	1,850
Plus:
Stock Compensation	4,358	769	473	–	–	829	1,087
Impairment/Severance	1,729	4,670	7,162	8,882	65,684	(200)	10
Litigation and gain on sale of MBS practice	–	(2,052)	2,482	–	–	–	–
Form S-2 Transaction Fees	600	–	–	–	–	–	–

Adjusted EBITDA	$16,436	$10,854	$4,717	$(7,893)	$(21,702)	$5,278	$2,947

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk Factors,” and “Special Note Regarding Forward-Looking Information” and elsewhere in this prospectus.

Overview

NaviSite, Inc. is a leading provider of outsourced IT services, including application management, hosting and professional services for mid- to large-sized companies and organizations. We use our technology, expertise and off-shore delivery capabilities to deliver high quality, cost-effective and flexible solutions that provide responsive and predictable levels of service to our customers throughout the information technology lifecycle. We believe that focusing on our global delivery approach and process automation capabilities will permit our customers to achieve significant savings and improve their operations. Our proprietary application services platform, NaviViewTM, enables us to provide highly efficient, and customized management of enterprise applications and information technology. We also use this platform to enable software to be delivered on-demand over the Internet, providing our customers with an alternative delivery model to the traditional licensed software model.

The depth of our expertise and scale of our infrastructure allows us to meet an expanding set of needs as our customers’ software applications become more complex and we increasingly become the sole manager of our customers’ outsourced applications. We are dedicated to quality and our services meet rigorous standards, including SAS 70, Microsoft Gold, and Oracle Certified Partner certifications.

We provide our services to customers typically pursuant to agreements with a term of one to three years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or by providing additional services to existing customers. Our overall base of recurring revenue is affected by adding new customers, and by renewals or terminations of agreements with existing customers.

A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. Many of these are fixed cost. As we add new customers or provide new services to existing customers, we generally incur limited additional expenses relating to telecommunications, utilities, hardware and software costs, and payroll expenses. We have substantial capacity to add customers to our data centers. We believe our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired CBTM (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition and therefore was accounted for as a common control merger), adding application management and development capabilities to our managed application services. In February 2003, we acquired Avasta, Inc., adding capabilities to our managed application services. In April 2003, we acquired Conxion Corporation, providing key services to our managed application services and managed infrastructure services. In May 2003, we acquired assets of Interliant, Inc., forming the core of our managed messaging services. In August 2003 and April 2004, we acquired assets of CBT (which was our majority stockholder at that time and therefore was accounted for as a common control merger) related to colocation, bandwidth, security and disaster recovery services, enhancing our managed infrastructure services. In June 2004, we acquired substantially all of the assets and liabilities of Surebridge, Inc., adding significant capabilities to our managed application and professional services. Prior to September 2002, substantially all of our services were managed application services. We have added managed infrastructure and managed messaging services and increased managed applications and professional services since that time.

Our acquisitions of CBTM and the assets and certain liabilities of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta, Inc. and Conxion Corp., selected assets of Interliant, Inc. and our acquisition of substantially all of the assets and liabilities of Surebridge were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows from their respective dates of acquisition of February 5, 2003, April 2, 2003, May 16, 2003 and June 10, 2004. Our financial results and results of operations may be difficult to compare from period to period given the extent of our growth and the effect of our acquisitions.

The transformation in our business will cause our recent results to be more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our financial results in the future.

We have made significant steps to improve the results of our operations. Due to improvements we have made in our overall business, the repayment of our maturing debt and our successful financing with Silver Point Finance and the availability to us of committed lines of credit, our audit report no longer contains the opinion of our independent registered public accounting firm, KPMG LLP, that our recurring losses as well as other factors raise substantial doubt about our ability to continue as a going concern.

Results of Operations

The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue for the periods indicated.

				Three Months
				Ended
	Year Ended July 31,			October 31,
	2006	2005	2004	2006	2005

Revenue	99.8%	99.9%	99.9%	99.7%	99.9%
Revenue, related parties	0.2%	0.1%	0.1%	0.3%	0.1%

Total revenue	100.0%	100.0%	100.0%	100%	100%

Cost of revenue	68.8%	73.0%	75.0%	67.4%	69.5%
Impairment, restructuring and other	0.0%	0.4%	1.0%	0.0%	0.0%

Total cost of revenue	68.8%	73.4%	76.0%	67.4%	69.5%

Gross profit	31.2%	26.6%	24.0%	32.6%	30.5%

Operating expenses:
Selling and marketing	13.5%	11.8%	11.7%	12.7%	12.8%
General and administrative	20.0%	21.5%	27.1%	18.6%	23.1%
Impairment, restructuring and other	1.3%	2.4%	5.8%	(1.0)%	0.0%

Total operating expenses	34.8%	35.7%	44.6%	30.3%	35.9%

Gain/(Loss) from operations	(3.6)%	(9.1)%	(20.6)%	2.3%	(5.4)%
Other income (expense):
Interest income	0.3%	0.1%	0.1%	0.1%	0.1%
Interest expense	(8.8)%	(6.9)%	(3.4)%	(11.3)%	(7.8)%
Other income (expense), net	0.4%	2.5%	(0.5)%	0.7%	0.6%

Loss before income tax expense	(11.7)%	(13.4)%	(23.4)%	(8.2)%	(12.5)%
Income tax expense	(1.1)%	(1.2)%	(0.0)%	(1.1)%	(1.1)%

Net loss	(12.8)%	(14.6)%	(23.4)%	(9.3)%	(13.6)%

Comparison of Three Months Ended October 31, 2006 and 2005

Revenue.  We derive our revenue from providing managed IT services, including hosting, colocation and application services comprised of a variety of service offerings and professional services, to mid-market companies and organizations, including mid-sized companies, divisions of large multi-national companies and government agencies.

Total revenue for the three months ended October 31, 2006 increased 12.2% to approximately $28.5 million from approximately $25.4 million for the three months ended October 31, 2005. The overall growth of $3.1 million in revenue was mainly due to the increased sales to new and existing customers. Revenue from related parties during the three months ended October 31, 2006 and 2005 totaled $94,000 and $30,000, respectively.

One unrelated customer accounted for 8% and 10% of our total revenue during the first fiscal quarter of 2007 and 2006, respectively.

Cost of Revenue and Gross Profit.  Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Gross profit of $9.3 million for the three months ended October 31, 2006 increased approximately $1.5 million, or 19.3%, from a gross profit of approximately $7.8 million for the three months ended October 31, 2005. Gross profit for the first fiscal quarter of 2007 represented 32.6% of total revenue, compared to 31.0% of total revenue for the first fiscal quarter of 2006. Due to the fixed cost nature of our infrastructure, increased customer revenue resulted in incremental improvements in our operating margins.

Total cost of revenue increased approximately 8.5% to $19.2 million during the first fiscal quarter of 2007 from approximately $17.7 million during the first fiscal quarter of 2006. As a percentage of revenue, total cost of revenue decreased to 67.4% in the first fiscal quarter of 2007 from 69.5% in the first fiscal quarter of 2006. The increase in cost of revenue of $1.5 million resulted primarily from increased salary and related expenses of approximately $0.7 million due to increased headcount, an increase in billable expenses of $0.3 million directly related to increased revenue, an increase of depreciation and amortization expense of approximately $0.4 million and increased hardware and software maintenance costs of approximately $0.1 million.

Selling and Marketing.  Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as traveling, advertising, product literature, trade show, and marketing and direct mail programs.

Selling and marketing expense increased 12.5% to approximately $3.6 million, or 12.7% of total revenue, during the three months ended October 31, 2006 from approximately $3.2 million, or 12.6% of total revenue, during the three months ended October 31, 2005. The increase of approximately $0.4 million resulted primarily from the increased salary and related expenses of approximately $0.3 million due to increased headcount and the increase of marketing program spending of approximately $0.1 million.

General and Administrative.  General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

General and administrative expense decreased 10.2% to approximately $5.3 million, or 18.6% of total revenue, during the three months ended October 31, 2006 from approximately $5.9 million, or 23.1% of total revenue, during the three months ended October 31, 2005. The decrease of approximately $0.6 million was primarily the result of a decrease in legal charges of approximately $0.3 million and a decrease in bad debt expense of approximately $0.3 million.

Impairment Expense.  We recorded a reduction in expense of $0.3 million during the three months ended October 31, 2006, primarily due to revised assumptions due to securing a sublease of an impaired facility. No impairment charges were recorded during the three months ended October 31, 2005.

Interest Income.  Interest income increased 50.0% to approximately $42,000 during the three months ended October 31, 2006 from approximately $28,000 during the three months ended October 31, 2005. The increase in interest income is mainly due to an increase in the rate of interest on our security deposits and interest earned on our escrow account.

Interest Expense.  Interest expense increased 60% to approximately $3.2 million, or 11.3% of total revenue, during the three months ended October 31, 2006 from approximately $2.0 million, or 7.8% of total revenue, during the three months ended October 31, 2005. The increase of $1.2 million is primarily related to amounts drawn, during the third quarter of fiscal year 2006, on our term loan with Silver Point Finance and the addition of capital leases.

Other Income (Expense), Net.  Other income was approximately $192,000 during the three months ended October 31, 2006, as compared to other income of approximately $143,000 during the three months ended October 31, 2005. The other income recorded during the first fiscal quarter of 2007 is primarily attributable to rent from sublease of our facility at Las Vegas with a third party and certain settlements with customers in favor of the Company.

Income Tax Expense.  The Company recorded $0.3 million of deferred income tax expense during the three months ended October 31, 2006 and 2005. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge asset acquisition in June 2004 and the acquisition of certain Applied Theory assets by Clearblue Technologies Management, Inc. prior to the pooling of interest in December 2002. Accordingly, the acquired goodwill and intangible assets for both acquisitions are amortizable for income tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized for either acquisition but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference, which will not reverse until the goodwill is impaired or written off for book purposes. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net operating loss carryforwards, which expire within a definite period.

Comparison of the Years 2006, 2005 and 2004

Revenue.  We derive our revenue from managed IT services, including hosting, colocation and application services comprised of a variety of service offerings and professional services, to mid-market companies and organizations, including mid-sized companies, divisions of large multi-national companies and government agencies.

Total revenue for the fiscal year ended July 31, 2006 decreased 0.7% to approximately $109.1 million from approximately $109.9 million for the fiscal year ended July 31, 2005. The decline in revenue is primarily related to the sale of our Microsoft Business Solutions Practice in July 2005 which contributed approximately $4.3 million in revenue during fiscal year 2005 partially offset by net increased revenue from new customers and sales to existing customers. Revenue from related parties increased 84% during the year ended July 31, 2006 to approximately $243,000 from approximately $132,000 during the year ended July 31, 2005.

Total revenue for fiscal year 2005 increased 20.5% to approximately $109.9 million from approximately $91.2 million in fiscal year 2004. The overall growth in revenue was mainly due to the full year impact of the revenue resulting from our fiscal year 2004 acquisition of Surebridge which contributed approximately $37.8 million in revenue during the year ended July 31, 2005. The increased revenue during fiscal year 2005 was partially offset by net lost customer revenue of approximately $13.0 million. Revenue from related parties during the year ended July 31, 2005 was relatively flat as a percentage of revenue compared with the year ended July 31, 2004.

One unrelated customer accounted for 9%, 8% and 12% of our consolidated revenue in fiscal years 2006, 2005 and 2004, respectively.

Gross Profit.  Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Gross profit of $34.0 million for the year ended July 31, 2006 increased approximately $4.7 million, or 16%, from a gross profit of approximately $29.3 million for the year ended July 31, 2005. Gross profit for fiscal year 2006 represented 31.2% of total revenue, as compared to 26.6% of total revenue for fiscal year 2005. Total cost of revenue decreased approximately 6.9% to approximately $75.1 million in fiscal year 2006 from approximately $80.6 million in fiscal year 2005. As a percentage of revenue, total cost of revenue decreased from 73.4% of revenue in fiscal year 2005 to 68.8% of revenue in fiscal year 2006. The decrease in cost of revenue of approximately $5.5 million resulted primarily from decreased salary and related expense of approximately $1.6 million as a result of lower U.S. based employees due to our increased reliance on the use of our India network center, a decrease in hardware and software maintenance costs of approximately

$1.8 million as a result of continued efforts to control costs, costs related to the Microsoft Business Solutions Practice sold in July 2005 of approximately $1.9 million, a reduction of depreciation and amortization expense of approximately $1.1 million partially offset by the effect of implementing SFAS 123R in fiscal year 2006 of approximately $1.0 million. Included in total cost of revenue for fiscal year 2005, are impairment and restructuring charges totaling $0.4 million related to certain data center leases as a component of total cost of revenue. No such charge was recorded during the same period of fiscal year 2006.

Gross profit of $29.3 million for the year ended July 31, 2005 increased approximately $7.4 million, or 33.7%, from a gross profit of approximately $21.9 million for the year ended July 31, 2004. Gross profit for fiscal year 2005 represented 26.6% of total revenue, as compared to 24.0% of total revenue for fiscal year 2004. Total cost of revenue increased approximately 16.3% to $80.6 million in fiscal year 2005 from approximately $69.3 million in fiscal year 2004. As a percentage of revenue, total cost of revenue decreased from 76.0% of revenue in fiscal year 2004 to 73.4% of revenue in fiscal year 2005. The percentage decrease resulted primarily from cost reductions relating to the scaling of our fixed infrastructure costs over a larger revenue/customer base and costs reductions resulting from a company-wide effort to rationalize our cost structure related to equipment rental, hardware maintenance and bandwidth, partially offset by an increase in amortization of intangible assets related to our fiscal 2004 acquisition. Included in total cost of revenue for fiscal year 2005 are impairment and restructuring charges totaling $0.4 million.

Selling and Marketing. Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show, and marketing and direct mail programs.

Selling and marketing expense increased 13.6% to approximately $14.8 million, or 13.6% of total revenue, in fiscal year 2006 from approximately $13.0 million, or 11.8% of total revenue, in fiscal year 2005. The increase of approximately $1.8 million resulted primarily from approximately $1.3 million of increased salary expense resulting from an increased headcount of selling personnel, $0.3 million due to the effect of implementing SFAS 123R, as well as increases of $0.4 million in travel costs and $0.1 million in marketing program costs, partially offset by a decrease of $0.3 million in partner referral fees.

Selling and marketing expense increased 22.6% to approximately $13.0 million, or 11.8% of total revenue, in fiscal year 2005 from approximately $10.6 million, or 11.7% of total revenue, in fiscal year 2004. The increase of approximately $2.4 million resulted primarily from approximately $1.2 million of increased salary expense resulting from an increased headcount of selling personnel, as well as increases of $0.3 million in travel costs, $0.4 million in partner referral fees, $0.2 million in recruitment fees and $0.3 million in marketing program costs.

General and Administrative. General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

General and administrative expense decreased 7.6% to approximately $21.8 million, or 20.0% of total revenue, in fiscal year 2006 from approximately $23.6 million, or 21.5% of total revenue, in fiscal year 2005. The decrease of approximately $1.8 million was primarily the result of a $2.2 million decrease in bad debt expense due to successful efforts to improve our accounts receivable collectibility, $0.7 million decrease in litigation expense as we resolved certain outstanding matters, $0.6 million decrease in salary related expense and a $0.8 million decrease in depreciation expense, as well as decreases in property, sales taxes and consulting and insurance expenses, partially offset by an approximate, $3.0 million increase from the effect of implementing SFAS 123R.

General and administrative expense decreased 4.5% to approximately $23.6 million, or 21.5% of total revenue, in fiscal year 2005 from approximately $24.7 million, or 27.1% of total revenue, in fiscal year 2004. The decrease of approximately $1.1 million was primarily the result of a $1.6 million decrease in litigation expense and a $1.2 million decrease in rent expense, offset by an approximate $1.0 million increase in salary related expense, $0.5 million increase in bank borrowing fees and $0.2 million increase in property and sales taxes.

Impairment, Restructuring and Other.  NaviSite recorded $1.4 million of net lease impairment charges during fiscal year 2006, resulting primarily from an adjustment to a lease modification for our impaired Chicago facility and revisions in assumptions associated with impaired facilities in Houston, Syracuse and San Jose, partially offset by a $0.2 million impairment credit to operating expense, resulting from a settlement with the landlord of NaviSite’s abandoned property in Lexington, Massachusetts.

Cost associated with impairment, restructuring and abandonment of leased facilities included in operating expenses was approximately $2.7 million in fiscal year 2005, as compared to costs associated with impairment, restructuring and abandonment of lease facilities of approximately $5.3 million in fiscal year 2004. The costs incurred during fiscal year 2005 relate primarily to the abandonment of administrative space at our Lexington, Massachusetts facility and a $1.1 million impairment charge related to our investment in Interliant debt securities.

Interest Income.  Interest income increased 363.9% to approximately $283,000, or 0.3% of total revenue, in fiscal year 2006 from approximately $61,000, or 0.1% of total revenue, in fiscal year 2005. The increase of $222,000 is mainly due to an increase in the rate of interest on our security deposits, interest earned on our escrow account and interest on a settlement awarded by the court in favor of NaviSite.

Interest income decreased 51.6% to approximately $61,000, or 0.1% of total revenue, in fiscal year 2005 from approximately $126,000, or 0.1% of total revenue, in fiscal year 2004. The decrease was due primarily to the reduced levels of average cash on hand.

Interest Expense.  Interest expense increased 26.3% to approximately $9.6 million, or 8.8% of total revenue, in fiscal year 2006 from approximately $7.6 million, or 6.9% of total revenue, in fiscal year 2005. The increase of $2.0 million is primarily related to amounts drawn during the third quarter on our term loan with Silver Point Finance, the addition of capital leases and an increase in the rate of interest on our financing line with Silicon Valley Bank.

Interest expense increased 138.6% to approximately $7.6 million, or 6.9% of total revenue, in fiscal year 2005 from approximately $3.2 million, or 3.4% of total revenue, in fiscal year 2004. The increase of $4.4 million was due mainly to the accrued interest related to our notes payable to Waythere, Inc.

Other Income (Expense), Net.  Other income was approximately $0.4 million in fiscal year 2006, as compared to other income of approximately $2.8 million in fiscal year 2005. The other income recorded during fiscal year 2006 is primarily attributable to $0.3 million rent from sublease of our facility at Las Vegas with a third party.

Other income was approximately $2.8 million in fiscal year 2005, as compared to other expense of approximately $0.5 million in fiscal year 2004. The other income recorded during fiscal year 2005 includes a $2.5 million gain on the Microsoft Business Solutions transaction during the fourth quarter.

Income Tax Expense.  We recorded $1.2 million of deferred income tax expense during fiscal year 2006 as compared to $1.3 million in fiscal year 2005 and no deferred income tax expense in fiscal year 2004. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge asset acquisition in June 2004 and the acquisition of certain AppliedTheory assets by CBTM prior to the pooling of interest in December 2002. Accordingly, the acquired goodwill and intangible assets for both acquisitions are amortizable for income tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized for either acquisition but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference, which will not reverse until the goodwill is impaired or written off for book purposes. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net operating loss carryforwards, which expire within a definite period.

Liquidity and Capital Resources

As of October 31, 2006, our principal sources of liquidity included cash and cash equivalents, a revolving credit facility of $3 million provided by Silver Point Finance, LLC and a revolving credit facility with Atlantic Investors, LLC, to borrow a maximum amount of $5 million. We had a working capital deficit of $9.0 million, including cash and cash equivalents of $1.5 million at October 31, 2006, as compared to a working capital deficit of $9.1 million, including cash and cash equivalents of $3.4 million, at July 31, 2006.

The total net change in cash and cash equivalents for the three months ended October 31, 2006 was a decrease of $1.8 million. The primary uses of cash during the three months ended October 31, 2006 included $0.4 million of cash used for operating activities, $1.4 million for purchases of property and equipment, approximately $0.9 million in repayments on notes payable and capital lease obligations. Our primary sources of cash during the three months ended October 31, 2006 were $0.2 million in proceeds from exercise of stock options and $0.6 million in proceeds from a note payable. Net cash used for operating activities of $0.4 million during the three months ended October 31, 2006, resulted primarily from funding our $2.6 million net loss and $2.6 million of net changes in operating assets and liabilities, which was partially offset by non-cash charges of approximately $4.8 million.

Our revolving credit facility with Silver Point Finance, LLC allows for maximum borrowing of $3.0 million and expires on April 11, 2011. Outstanding amounts will bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans. As of July 31, 2006, we had not started borrowing from our revolving credit facility with Silver Point.

Our revolving credit facility with Atlantic Investors, LLC allows for maximum borrowing of $5.0 million. All outstanding amounts under the Atlantic Investors, LLC facility shall be paid in full no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Silver Point Credit Facility have been paid in full. Credit advances under the Atlantic facility shall bear interest at either: (a) 7% per annum plus the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% plus the floating rate of LIBOR. Interest may, at our option, be paid in cash or promissory notes. As of July 31, 2006, we had not started borrowing from our facility with Atlantic Investors, LLC. Given NaviSite’s cash resources as of July 31, 2006 and committed lines of credit, NaviSite believes that it has sufficient liquidity to support its operations over the next fiscal year and for the foreseeable future.

Contractual Obligations and Commercial Commitments

We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments, as of October 31, 2006, are as follows:

		Less than			After
Description	Total	1 Year	1-3 Years	4-5 Years	Year 5
	(In thousands)

Short/Long-term debt(a)	$80,981	$9,584	$16,901	$54,496	$–
Interest on debt(b)	37,973	8,712	16,146	13,115	–
Capital leases	2,940	2,423	467	–	–
Bandwidth commitments	1,442	923	469	–	–
Maintenance for hardware/software	386	376	10	–	–
Property leases(c)(d)	57,218	10,216	16,493	8,255	22,254

	$180,940	$32,334	$50,486	$75,866	$22,254

(a)	Short/Long-term debt does not tie to the Consolidated Balance Sheets due to recorded discounts for warrants and embedded derivative.

(b)	Interest on Term Loan assumes LIBOR is fixed at 5.37%.

(c)	Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

(d)	On February 9, 2005, NaviSite entered into an Assignment and Assumption Agreement with a Las Vegas-based company, whereby this company purchased from us the right to use 29,000 square feet in our Las Vegas data center, along with the infrastructure and equipment associated with this space. In exchange, we received an initial payment of $600,000 and were to receive $55,682 per month over two years. On May 31, 2006, we received full payment for the remaining unpaid balance. This agreement shifts the responsibility for management of the data center and its employees, along with the maintenance of the facility’s infrastructure, to this Las Vegas-based company. Pursuant to this Agreement, we have subleased back 2,000 square feet of space, allowing us to continue servicing our existing customer base in this market. Commitments related to property leases include an amount related to the 2,000 square feet sublease.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements other than operating leases, which are recorded in accordance with generally accepted accounting principles.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts and impairment of long-lived assets. Management reviews the estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. Revenue consists of monthly fees for Web site and Internet application management, hosting, colocation and professional services. We also derive revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Application management, hosting and colocation revenue is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Installation fees associated with application management, hosting and colocation revenue are billed at the time the installation service is provided and recognized over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on either a time and material basis as the services are performed or under the percentage of completion method for fixed price contracts. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where we also provide application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined subsequent to our initial evaluation and at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received. Due to the nature of our service arrangements, we provide written notice of termination of services, typically 10 days in advance of disconnecting a customer. Revenue for services rendered during this notification period is generally recognized on a cash basis as collectability is not considered probable at the time the services are provided.

Allowance for Doubtful Accounts. We perform periodic credit evaluations of our customers’ financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the collectability of our accounts receivables and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old and 2% of all other customer balances. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate.

Impairment of Long-lived Assets. We review our long-lived assets, subject to amortization and depreciation, including customer lists and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an interim impairment review include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

•	significant negative industry or economic trends;

•	significant declines in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses. Intangible assets consist of customer lists.

We review the valuation of our goodwill in the fourth quarter of each fiscal year. If an event or circumstance indicates that it is more likely than not an impairment loss has been incurred, we review the valuation of goodwill on an interim basis. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations.

Selling Stockholders

The shares of common stock offered by the selling stockholders consist of 8,900,000 shares of common stock that are currently held by the selling stockholders and 2,500,000 shares of common stock that will be issued upon the exercise of warrants by SPCP Group, L.L.C. and SPCP Group III LLC, for a total of 11,400,000 shares of common stock. The selling stockholders have granted the underwriters the right to purchase up to 1,710,000 additional shares of common stock to cover over-allotments.

Based on information provided to us by the selling stockholders, the table below sets forth information about each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder prior to this offering, the number of shares of common stock being offered pursuant to this prospectus and the number of shares of common stock to be beneficially owned by each selling stockholder after completion of this offering. The percentage ownership shown in the table is based on a total of 29,324,529 shares of common stock outstanding as of December 29, 2006. Unless otherwise indicated below, to our knowledge, each selling stockholder named in the table below has sole voting and investment power with respect to all shares of common stock shown below as beneficially owned by such stockholder. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholders named below.

For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the Securities and Exchange Commission (the “SEC”) and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, shares of our common stock issuable upon the exercise of warrants to purchase common stock held by selling stockholders are deemed outstanding and are included in the number of shares beneficially owned by such parties specified in the table, and are used to compute the percentage ownership of such parties, but are not deemed outstanding and used to compute the percentage ownership of any other party.

To our knowledge, none of the selling stockholders, nor any of their respective affiliates, has held any position or office or has had any material relationship with us or any of our predecessors or affiliates during the three years prior to the date of this prospectus other than as described below under ‘‘—Material Relationships with the Registrant.”

	Number of Shares of			Shares of
	Common Stock			Common Stock		Number of
	Beneficially Owned		Number of Shares	Beneficially Owned		Shares Offered
	Prior to the Offering		of Common Stock	After the Offering		Pursuant to
Name of Selling Stockholders	Number	Percent	Being Offered	Number	Percent	Over-Allotment

Atlantic Investors, LLC(1)	18,496,602	60.2%	2,890,774	15,605,828	47.0%	510,000
Hewlett-Packard Financial Services Company(2)	4,416,592	15.1%	3,716,592	700,000	2.1%	700,000
SPCP Group, L.L.C.(3)	2,636,200	8.2%	1,875,000	761,200	2.2%	375,000
SPCP Group III LLC(3)	878,733	2.9%	625,000	253,733	*	125,000
Waythere, Inc.(4)	2,247,634	7.7%	2,247,634	–	–	–
Tim C. Hale	35,000	*	35,000	–	–	–
John Kelley	30,000	*	10,000	20,000	*	–

*	Represents beneficial ownership of less that 1%.

(1)	Based on information provided by Atlantic Investors, LLC in a Form 4 dated July 28, 2004 filed with the SEC on July 30, 2004. Includes 1,374,950 shares of common stock issued upon conversion on January 2, 2007 of $3,863,610 owed by us to Atlantic Investors, LLC under a promissory note. Atlantic Investors, LLC is controlled by two managing members, Unicorn Worldwide Holdings Limited and Madison Technology LLC. Unicorn Worldwide Holdings Limited is jointly controlled by its Board members, Simon Cooper and Simon McNally. Mr. Becker is the managing member of Madison Technology LLC. Messrs. Cooper and McNally for Unicorn Worldwide Holdings Limited and Mr. Becker for Madison Technology LLC share voting and investment power over the securities held by Atlantic Investors, LLC. Mr. A. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Atlantic Investors, LLC has informed us that the shares of our common stock it holds is currently its sole investment.

(2)	Shares are held of record by Hewlett-Packard Financial Services Company, a wholly owned subsidiary of Hewlett-Packard Company, a widely held publicly traded company. Hewlett-Packard Company and Hewlett-Packard Financial Services Company may each be deemed the beneficial owner of these shares.

(3)	Consists of shares of common stock issuable upon exercise of warrants. SPCP Group, L.L.C. is owned by Silver Point Capital Fund, L.P. (the “Fund”) and Silver Point Capital Offshore Fund (the “Offshore Fund”). Silver Point Capital, L.P. (“Silver Point”) is the investment manager of the Fund and the Offshore Fund. Silver Point is controlled by Edward A. Mule and Robert J. O’Shea. SPCP Group III LLC is an affiliate of Silver Point (via common ownership) and is controlled by Messrs. Mule and O’Shea.

(4)	Waythere, Inc. (formerly known as Surebridge, Inc.) is a corporation with a Board of Directors elected by stockholders. No member of the Board of Directors has voting or investment power over the securities held by Waythere.

Material Relationships with the Registrant

 Atlantic Investors, LLC

Atlantic Investors, LLC owns approximately 59% of our outstanding common stock. Following the closing of the Credit Agreement described above on April 11, 2006, Atlantic Investors, LLC’s ownership was approximately 43% on a fully diluted basis. In addition on January 2, 2007, Atlantic Investors, LLC converted a promissory note with principal and accrued interest of approximately $3.9 million into 1,374,950 shares of our common stock to sell in this offering.

Some of the members of our management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, the Chairman of our Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.

In connection with and as a condition precedent to the Credit Facility, we entered into an Amended and Restated Loan Agreement (the “Atlantic Amendment”) with Atlantic Investors, LLC, which amended and restated our existing Loan Agreement with Atlantic Investors, LLC dated January 29, 2003 (the “2003 Atlantic Agreement,” collectively with the Atlantic Amendment, the “Atlantic Loan #1”).

Also in connection with and as a condition precedent to the Credit Facility, we entered into a Term Loan Agreement with Atlantic Investors, LLC (the “Atlantic Term Loan”) whereby we established a subordinated term loan facility with Atlantic Investors, LLC in an amount not to exceed $5,000,000. Unicorn Worldwide Holdings Limited (a British Virgin Islands corporation and an affiliate of Atlantic) has guaranteed Atlantic Investors, LLC’s performance obligations under the Atlantic Term Loan, pursuant to that certain Atlantic Fund Guaranty made and executed by Unicorn in favor of NaviSite.

Credit advances under the Atlantic Term Loan shall bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3%, or (b) 8% per annum plus the floating rate of LIBOR. Interest may, at our option, be paid in cash or quarterly by promissory notes executed by us on behalf of Atlantic Investors, LLC. All outstanding amounts under the Atlantic Term Note shall be paid in full by us no later than the date that is 90 days after the earlier of: (a) April 11, 2011, and (b) the date all obligations under the Credit Facility have been paid in full.

Under the Atlantic Term Loan and related transaction documents, Atlantic Investors, LLC agreed to subordinate this indebtedness to amounts owed to Silver Point Finance, LLC and its affiliates and that such amounts shall be unsecured obligations.

 Hewlett-Packard Financial Services Company

In connection with our acquisition of CBTM, we assumed CBTM’s equipment lease pursuant to which CBTM had leased hardware and software from Hewlett-Packard Financial Services (“HPFS”). In connection with our acquisition of the Surebridge business, we assumed an equipment lease pursuant to which

ManagedOps.com, Inc., a subsidiary of Surebridge, Inc., had leased hardware and software from HPFS. In October 2004, we entered into a Reaffirmation and Modification Agreement with HPFS pursuant to which we restructured these equipment leases to refinance past due amounts and remaining obligations under the equipment leases and to finance the buyout amount with respect to the leased hardware and software. In connection with this restructuring, we were required to guaranty the obligations of CBTM and ManagedOps.com, Inc. with respect to the restructured leases. In May 2006, we entered into a Forbearance and Modification Agreement with HPFS pursuant to which we again restructured the equipment leases to refinance past due amounts and remaining obligations under the equipment leases. Pursuant to the assumed equipment leases, as modified by the modification agreements, we are required to make monthly payments to HPFS through November 2007, following which we will own the leased items. As of July 31, 2006, the aggregate balance outstanding under the assumed leases was approximately $2.0 million.

Pursuant to a services agreement between NaviSite and Hewlett-Packard Company, the parent company of HPFS, during fiscal year 2006 Hewlett-Packard Company provided technology support services to NaviSite for which NaviSite paid approximately $0.3 million.

 Waythere, Inc.

On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Waythere, Inc. (f/k/a Surebridge, Inc.) in exchange for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of our common stock and the assumption of certain liabilities of Waythere.

The promissory notes that we issued to Waythere accrued interest on the unpaid balance at an annual rate of 10%, however no interest accrued on any principal paid within nine months of the closing. The maturity date of the notes was June 10, 2006.

On April 11, 2006, we used amounts borrowed under the Credit Facility described above to repay approximately $41,000,000 to Waythere, which included all outstanding principal and accrued but unpaid interest under the two promissory notes we issued on June 10, 2004.

 Silver Point Finance, LLC

On April 11, 2006, we entered into a Credit and Guaranty Agreement (the “Credit Agreement”) with Silver Point Finance, LLC and certain affiliated entities whereby Silver Point Finance, LLC and the lenders named in the Credit Agreement provided to us a $70 million senior secured term loan facility and a $3 million senior secured revolving credit facility (collectively, the “Credit Facility”). Each of our subsidiaries is also a party to the Credit Agreement as guarantors of our obligations.

The term loan was funded in full on the closing date. During the first twelve (12) months of the loan, we are required to make quarterly interest-only payments to the lenders under the Credit Agreement. We are scheduled to make quarterly repayments of principal commencing approximately one year after the first anniversary of the closing date. The maturity date of the term loan is April 11, 2011.

Outstanding amounts under the term loan bear interest at either: (a) 7% per annum plus, the greater of (i) Prime Rate, and (ii) the Federal Funds Effective Rate plus 3% (the “Base Rate”), or (b) 8% per annum plus the floating rate of LIBOR (the “LIBOR Rate”). To the extent interest payable on the term loan (a) exceeds the LIBOR Rate plus 5% in year one or (b) exceeds the LIBOR Rate plus 7% for the years thereafter, such amounts will be capitalized and added to the outstanding principal amount of the term loan and shall therefore bear interest. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans.

Principal under the term loan that we repay may not be re-borrowed. In addition, the Credit Agreement requires us to prepay principal prior to its scheduled payment date in certain circumstances, including if we sell assets, have excess cash or close an equity financing transaction; provided that, in connection with an equity financing, the first $10,000,000 of net proceeds and 50% of all amounts raised thereafter shall not be subject to the mandatory prepayment requirement and may be kept by us. Generally, prepayments are subject to a prepayment premium.

The revolving facility provides us with the right to borrow up to $3,000,000. The amounts borrowed and repaid under the revolving facility generally may be re-borrowed by us. The revolving facility terminates on April 11, 2011. Outstanding amounts will bear interest at either: (a) the Base Rate, or (b) the LIBOR Rate. Interest is payable in arrears on the last day of the month for Base Rate loans, and the last day of the chosen interest period (one, two or three months) for LIBOR Rate loans.

The Credit Facility is secured by a security interest in substantially all of our and each of our subsidiary’s assets. In connection with the grant of such security interest, the parties entered into a Pledge and Security Agreement.

On the closing date of the Credit Facility, we issued two warrants to purchase an aggregate of 3,514,933 shares of our common stock. We issued a warrant to SPCP Group, L.L.C. to purchase 2,636,200 shares of our common stock at an exercise price of $.01 per share, and we issued a warrant to SPCP Group III LLC to purchase 878,733 shares of our common stock at an exercise price of $.01 per share. The warrants are subject to potential weighted-average anti-dilution adjustments that could result in additional shares being issuable upon exercise of the warrants. The warrants expire on April 11, 2016.

At any time and from time to time until April 11, 2016, the warrantholders are entitled to demand and piggyback registration rights, whereby either warrantholder may request that we file a registration statement, or include within a registration statement to be filed, with the Securities and Exchange Commission for the warrantholders’ resale of the shares of common stock issuable upon exercise of the warrants.

On December 22, 2006, we entered into an agreement with Silver Point Finance, LLC providing that the lenders under the Credit Agreement will continue to have the right to make a supplemental term loan in the amount of approximately $3,900,000 on or before March 31, 2007. The proceeds of such supplemental term loan will be used for general working capital purposes. If such supplemental term loan is made, we have also agreed to issue warrants exercisable for 1% of our fully-diluted common stock at an exercise price of $.01 per share to the lenders.

Underwriting

We and the selling stockholders have entered into an underwriting agreement with CIBC World Markets Corp. and Thomas Weisel Partners LLC.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

CIBC World Markets Corp.
Thomas Weisel Partners LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about          , 2007 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $        per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $        per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,710,000 additional shares from the selling stockholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $     and the total proceeds to the selling stockholders will be $     . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by the selling stockholders:

		Total Without Exercise of	Total With Full Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Selling stockholders	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $125,000. We will also reimburse Waythere, Inc. for underwriting discounts and commissions paid in excess of $0.05 per share for the first $4.00 of the offering price per share and for 50% of the underwriting discounts and commissions paid in excess of $0.05 per share above the $4.00 offering price per share.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We, our executive officers and directors have agreed to a “lock-up” with respect to sales of shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp and Thomas Weisel Partners LLC.

Each selling stockholder, other than Waythere, Inc. and SPCP Group, L.L.C. and SPCP Group III LLC, has agreed to a lock-up with respect to sales of shares of our common stock and other of our securities that it beneficially owns, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. During the lock-up period, the selling stockholders may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Thomas Weisel Partners LLC. The lock-up period extends for a period of 270 days following the date of this prospectus. However, 90 days after the date of this prospectus, the lock-up will no longer apply to a total of 1,000,000 shares of common stock held by each selling stockholder and 180 days after the date of this prospectus, the lock-up will no longer apply to a total of 2,000,000 shares of common stock held by each selling stockholder.

Waythere, Inc. has agreed to a lock-up with respect to sales of shares of our common stock and other of our securities that it beneficially owns, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. During the lock-up period, Waythere, Inc. may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Thomas Weisel Partners LLC. The lock-up period ends on the earliest of (a) January 31, 2007; (b) the date on which we notify the selling stockholders that we are no longer contemplating consummating an offering prior to January 31, 2007; and (c) the date on which this offering is consummated.

SPCP Group, L.L.C. and SPCP Group III LLC have agreed to a lock-up with respect to sales of shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. During the lock-up period, SPCP Group, L.L.C. and SPCP Group III LLC may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Thomas Weisel Partners LLC. The lock-up period extends for a period of approximately 180 days beginning December 15, 2006.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Notice to Non-US Investors

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this prospectus or any other offering material relating to the securities has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any securities, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the securities or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1º-or-2º -or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to NaviSite, Inc.; and

(b)  it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

(a)  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)  an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this prospectus or any other document relating to the securities offered hereby in Italy must be made:

(a)  by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)  in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)  in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the securities offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The securities offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The securities being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in securities.

Legal Matters

The validity of the shares offered by this prospectus has been passed upon for us by BRL Law Group LLC, for the selling stockholders by Goodwin Procter llp, and for the underwriters by Morrison & Foerster LLP.

Experts

The consolidated financial statements and financial statement schedule of NaviSite, Inc. as of July 31, 2006 and July 31, 2005, and for each of the years in the three-year period ended July 31, 2006, have been incorporated by reference in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm, as experts in accounting and auditing. KPMG’s report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

Where You Can Find More Information

We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at “http://www.sec.gov”.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the fiscal year ended July 31, 2006.

•	Our proxy statement for our 2006 Annual Meeting of Stockholders filed on November 1, 2006 to the extent incorporated by reference into our Annual Report on Form 10-K.

•	Our Quarterly Report on Form 10-Q for the quarter ended October 31, 2006.

•	Current Report on Form 8-K filed on November 28, 2006 (excluding any information furnished under Item 2.02 and Item 9.01 in such report and the exhibit thereto, which are not incorporated by reference into this prospectus).

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 8, 1999, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of any filings referred to above, at no cost, by contacting us at:

NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
Attention: Chief Financial Officer
(978) 682-8300

11,400,000 Shares

Common Stock

PROSPECTUS

          , 2007

CIBC World Markets	Thomas Weisel Partners LLC

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II
Information not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table indicates the expenditures to be incurred in connection with the issuance and distribution of the securities being registered pursuant to this registration statement, other than underwriting discounts and commissions. Other than the SEC registration fee and the NASD filing fee, all amounts are estimates.

Item	Amount

SEC Registration Fee	$6,320
NASD Filing Fee	3,732
Legal fees and expenses	75,000
Accounting fees and expenses	30,000
Transfer Agent Fees and Expenses	5,000
Miscellaneous fees and expenses	4,948

Total	$125,000

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant, except to the extent approved by a court.

The Registrant’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (inducing attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding (other than an action by or in the right of the Registrant) and any appeal therefrom brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless and only to the extent that the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any action, suit or proceeding is disposed of on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (inducing attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful; provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

The Certificate of Incorporation also provides that the Registrant shall have the power to purchase and maintain insurance to protect itself and any director, officer, employee, or agent of the Registrant, or another corporation, partnership, joint venture, trust, or other enterprise (including any employee benefit plan), against any expense, liability or loss incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. In addition, the Registrant’s Certificate of Incorporation provides that the indemnification provided therein is not exclusive and provides that the Registrant may enter into agreements with officers and directors providing indemnification rights and procedures different from those set forth in the Registrant’s Certificate of Incorporation.

As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action, suit, proceeding or investigation for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof at the Registrant’s expense, with legal counsel reasonably acceptable to the director or officer.

The Registrant has obtained directors’ and officers’ liability insurance which would insure the directors and officers of the Registrant against damages arising from certain kinds of claims which might be made against them based upon their negligent acts or omissions while acting in their respective capacities as directors or officers. The Registrant has entered into agreements with each of its directors and executive officers affirming the Registrant’s obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, the Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Item 16.	(a) Exhibits

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
4.1		Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/A (File No. 333-83501).
5.1		Opinion of BRL Law Group LLC.
23.1		Consent of KPMG LLP.
23.2		Consent of BRL Law Group LLC (included in Exhibit 5.1).
*24	.1	Power of Attorney.

*	Previously filed.

Item 17.	Undertakings

(a)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts on the 4th day of January 2007.

NaviSite, Inc.

By:	/s/ Arthur P. Becker
Arthur P. Becker
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Arthur P. Becker Arthur P. Becker		Chief Executive Officer, President and Director (Principal Executive Officer)	January 4, 2007

/s/ James W. Pluntze James W. Pluntze		Chief Financial Officer (Principal Financial and Accounting Officer)	January 4, 2007

* Andrew Ruhan		Chairman of the Board of Directors	January 4, 2007

* James H. Dennedy		Director	January 4, 2007

* Thomas R. Evans		Director	January 4, 2007

Gabriel Ruhan		Director	January 4, 2007

* Larry W. Schwartz		Director	January 4, 2007

* By	/s/ Arthur P. Becker Arthur P. Becker Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
4.1		Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/A (File No. 333-83501).
5.1		Opinion of BRL Law Group LLC.
23.1		Consent of KPMG LLP.
23.2		Consent of BRL Law Group LLC (included in Exhibit 5.1).
*24	.1	Power of Attorney.

*	Previously filed.